Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-sixth Meeting of the Sixth Session of the

Board of Directors of China Life Insurance Company Limited

The twenty-sixth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 27, 2020 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated May 22, 2020. All of the Company’s eleven directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The following resolutions were reviewed and passed at the Meeting:

1.	Proposal on the Solvency Stress Testing Report for the Year of 2019 and Capital Planning for the Next Five Years of the Company

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on the Asset and Liability Management Report of the Company for the Year of 2019

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 27, 2020

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